SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):  Not Applicable

Item 1: Form 6-K dated August 11, 2015 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna

Name: Hoshang K Sethna

Title: Company Secretary

Dated: August 11, 2015

Interim Report
Three months ended
30 June 2015

This report uses:

Group, Company, Jaguar Land Rover and JLR to refer to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA	measured as earnings before tax and adding back depreciation, amortisation, finance income, finance expense, foreign exchange gains/(losses) on financing and unrealised derivatives, unrealised commodity gains/(losses) and share of gains/(losses) from joint ventures.

EBITDA margin	measured as EBITDA as a percentage of revenue

PBT	profit before tax.

PAT	profit after tax

Net cash	measured as cash and cash equivalents and short term deposits less total borrowings (including secured and unsecured borrowings and factoring facilities, but excluding finance leases).

Free cash flow	measured as the net change in cash and cash equivalents, less net cash in financing activities, less movement in short term deposits.

Product and other investment	measured as cash outflows relating to tangible assets, intangible assets, expensed R&D and investment in joint ventures.

FY16	Year ending 31 March 2016

FY15	Year ended 31 March 2015

Q1	3 months ended 30 June

China JV	Chery Jaguar Land Rover Joint Venture

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover recorded solid profits in Q1 FY16 but lower than the very strong quarter a year ago, primarily as a result of softer sales in China:

Q1 FY16 key metrics, compared to Q1 FY15

•	Retail volumes (including China JV): 114,905 units, down 0.6%

•	Wholesale volumes (excluding China JV): 110,648 units, down 3.9%

•	Revenue: £5,002 million, down £351 million.

•	EBITDA: £821 million, down £266 million. EBITDA margin of 16.4%, down 3.9 ppt.

•	PBT: £638 million, down £286 million

•	Negative free cash flow: £818 million, driven by inventory build for XE and XF launch and from lower China sales

•	Investment: £776 million, up £94 million, of which £712 million was capitalised.

•	Cash and financial deposits: £3,258 million and an undrawn long-term credit facility of £1,485 million

Market environment

Macroeconomic conditions were mixed during the quarter with solid growth in the UK and the US and modest growth in Europe in part reflecting ongoing Greek uncertainty. Economic conditions in China continue to soften with automotive industry volumes down in the last month of the quarter. Growth in emerging markets remains weak, most notably in Russia and in Brazil.

The US Dollar and Chinese RMB weakened in Q1 FY16 with expectations of a US interest rate increase delayed until later in the year. The Euro continued its decline against the Pound, reflecting continuing quantitative easing by the ECB and uncertainty over Greece. Emerging market currencies generally depreciated against the Pound, particularly the Russian Rouble, Brazilian Real and South African Rand. Commodity prices softened during the period, in part as a result of weaker industrial demand from China.

Total passenger car volumes (units)

	Q1 FY16	Q1 FY15	Change (%)
China	4,789,500	4,763,500	0.5%
Europe (excluding UK)	2,519,917	2,345,114	7.5%
UK	257,817	228,291	12.9%
US	4,546,500	4,397,600	3.4%
All other markets	2,884,851	3,290,103	(12.3)%

Above data has been compiled using relevant data available at the time of publishing this interim report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover retail volume performance

Total retail volumes were 114,905 units for the quarter, a decrease of 0.6% compared to Q1 FY15. Higher retail in the UK, North America and Europe were offset by lower retail sales in China and Other Overseas markets (which includes Russia and Brazil). The lower China sales reflect a general slow down in the China market as well as specific JLR product run out and launch transitions including:

•	slower ramp up of the new Evoque produced in the new China JV combined with start-up of the new integrated Marketing Sales and Services organisation;

•	run out of the Freelander and launch of the new Discovery Sport, with the latter’s import volume carefully managed to ensure a smooth transition to it being produced in China toward the end of 2015;

•	Run out of XF and the XJ in advance of the all new XF and 16MY XJ coming soon, while XE sales only start in September.

By brand, Land Rover retailed 96,797 units in Q1 FY16, up 0.8% compared to the same quarter last year whilst Jaguar retailed 18,108 units, down 7.4%. For Land Rover, the Range Rover, Range Rover Sport, Discovery and Defender all increased volumes compared to the same period a year ago. Furthermore, the recently launched Discovery Sport performed well, and is already outselling the Freelander which it replaced. Evoque sales were lower due to the transition to localised production in China and softer market conditions there. For Jaguar, volumes were down as the older XF and XJ models fell (ahead of the all new lightweight XF and the refreshed XJ 16MY), as well as the discontinued XK. Jaguar sales were however partially offset by the successful introduction of the new Jaguar XE starting in markets such as the UK and Europe.

Wholesale volumes totalled 110,648 units (excluding China JV) in Q1 FY16, down 3.9% compared to Q1 FY15. This comprised 89,446 units for Land Rover (down 6.4%) and 21,202 units for Jaguar (up 8.3%) as the Jaguar XE ramps up.

Jaguar Land Rover retail volume performance in key regions and by model for Q1 FY16 compared to Q1 FY15 is detailed in the following tables (figures in units, and include China JV volumes).

	Q1 FY16	Q1 FY15	Change (%)
China	21,920	32,912	(33.4)%
Europe (excluding UK)	28,878	22,622	27.7%
UK	22,753	18,884	20.5%
North America	20,936	18,536	12.9%
All other markets	20,418	22,642	(9.8)%

Total JLR	114,905	115,596	(0.6)%

XE	2,889	—	n/a
XF	8,832	10,905	(19.0)%
XJ	3,075	4,412	(30.3)%
XK	137	926	(85.2)%
F-TYPE	3,175	3,313	(4.2)%

Jaguar	18,108	19,556	(7.4)%

Defender	5,372	3,987	34.7%
Freelander	163	16,229	(99.0)%
Discovery Sport	17,000	—	n/a
Discovery	11,115	10,329	7.6%
Range Rover Evoque	27,415	32,220	(14.9)%
Range Rover Sport	21,054	20,561	2.4%
Range Rover	14,678	12,714	15.4%

Land Rover	96,797	96,040	0.8%

Total JLR	114,905	115,596	(0.6)%

Revenue and profits

The Company generated revenue of £5,002 million in the three months to 30 June 2015, down £351 million, compared to revenue of £5,353 million earned in same three month period last year.

EBITDA decreased by £266 million to £821 million in Q1 FY16 compared to £1,087 million in Q1 FY15, primarily due to lower revenues and less favourable market mix, notably lower volumes in China. These factors are partially offset by the receipt of a £62 million local market incentive in China

PBT for the three months to 30 June 2015 was £638 million, down £286 million from £924 million in Q1 FY15. The decrease in PBT was primarily driven by the lower EBITDA as well as higher depreciation and amortisation (£84 million higher), partially offset by revaluation of foreign currency debt and unrealised hedges (£79 million favourable).

PAT for Q1 FY16 was £492 million, down £201 million compared to Q1 FY15, reflecting an effective tax rate of 22.9%.

EBITDA reconciliation

Three months ended 30 June (£ millions)	2015	2014
EBITDA margin	16.4%	20.3%
EBITDA	821	1,087
Adjustments:
Depreciation and amortisation	(318)	(234)
Foreign exchange gains - financing	99	27
Foreign exchange gains - unrealised derivatives	72	24
Unrealised commodity (losses)/gains	(21)	19
Finance income	10	11
Finance expense (net)	(18)	(4)
Share of loss from joint ventures	(6)	(6)
Other	(1)	—

Profit before tax	638	924

Income tax expense	(146)	(231)

Profit after tax	492	693

Cash flow, liquidity and capital resources

Free cash flow for the period was negative £818 million, reflecting unfavourable working capital, primarily, whilst EBITDA of £821 million net of tax paid (£57 million) exceeded capitalized investment of £712 million. The unfavourable working capital included higher inventories related to the launch of the Jaguar XE and XF as well as slower sales in China.

After the negative free cash flow, a £150 million dividend to Tata Motors and finance expense of £26 million, cash and financial deposits stood at £3,258 million as at 30 June 2015 (split £2,021 million of cash and cash equivalents and £1,237 million of bank deposits with maturities greater than 3 months). This includes an amount of £466 million in subsidiaries of Jaguar Land Rover outside the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends.

As at 30 June 2015, the Company also has undrawn committed credit facilities totalling £1,485 million with £1,114 million maturing in July 2018 and the balance maturing in July 2016. Jaguar Land Rover also had £67 million of undrawn shorter-term committed credit facilities.

Subsequent events

Effective 29 July 2015, the Company refinanced its revolving credit facility. The existing £1,485 million unsecured facility (£371 million maturing in July 2016 and £1,114 million maturing in July 2018) was cancelled and simultaneously replaced by a new £1,800 million unsecured revolving credit facility (“RCF”) for 5 years all maturing in July 2020.

Borrowings

The following table shows details of the Company’s financing arrangements as at 30 June 2015.

(£ millions)	Facility amount	Outstanding	Undrawn	First call date
Committed
£500m 8.250% Senior Notes due 2020*	58	58	—	Mar-2016
£400m 5.000% Senior Notes due 2022**	400	400	—	n/a
£400m 3.875% Senior Notes due 2023**	400	400		n/a
$410m 8.125% Senior Notes due 2021*	53	53	—	May-2016
$500m 5.625% Senior Notes due 2023*	318	318	—	Feb-2018
$700m 4.125% Senior Notes due 2018**	446	446	—	n/a
$500m 4.250% Senior Notes due 2019**	318	318	—	n/a
$500m 3.500% Senior Notes due 2020**	318	318	—	n/a
Revolving 3 and 5 year credit facilities	1,485	—	1,485	n/a
Receivable factoring facilities	223	156	67	n/a

Subtotal	4,019	2,467	1,552

Prepaid costs	—	(23)	—

Total	4,019	2,444	1,552

*	The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.
**	The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than commitments disclosed in the condensed consolidated financial statements.

Business risks and mitigating factors

As discussed on pages 76-81, and elsewhere, of the Annual Report 2014-15 of the Company, Jaguar Land Rover is exposed to various business risks including but not limited to the uncertainty of global economic conditions, fluctuations of currency exchange rates and raw material prices.

Employees

At the end of Q1 FY16, Jaguar Land Rover employed 35,963 people worldwide including agency personnel. This compared to 29,546 in Q1 FY15.

Board of Directors

The following table provides information with respect to members of the Board of Directors of Jaguar Land Rover:

Name	Position	Year appointed as Director, Chief Executive Officer
Cyrus P Mistry	Chairman and Director	2012
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaran Ramakrishnan	Director	2013

5

Condensed Consolidated Income Statement

For the three months ended 30 June 2015 (unaudited)

		Three months ended
(£ millions)	Note	30 June 2015 (unaudited)	30 June 2014 (unaudited)
Revenue		5,002	5,353
Material and other cost of sales		(2,906)	(3,299)
Employee cost		(552)	(429)
Other expenses		(1,036)	(927)
Net impact of commodity derivatives		(27)	15
Development costs capitalised	2	315	273
Other income		96	24
Depreciation and amortisation		(318)	(234)
Foreign exchange gain		78	147
Finance income	3	10	11
Finance expense (net)	3	(18)	(4)
Share of loss from equity accounted investees		(6)	(6)

Profit before tax		638	924

Income tax expense		(146)	(231)

Profit for the period		492	693

Condensed Consolidated Statement of Comprehensive Income

For the three months ended 30 June 2015 (unaudited)

	Three months ended
(£ millions)	30 June 2015 (unaudited)	30 June 2014 (unaudited)
Profit for the period	492	693
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	174	(114)
Income tax related to items that will not be reclassified	(35)	23

	139	(91)

Items that may be reclassified subsequently to profit or loss:
Gain on effective cash flow hedges	805	63
Cash flow hedges reclassified to foreign exchange gain in profit or loss	103	(89)
Currency translation differences	(16)	(11)
Income tax related to items that may be reclassified	(182)	5

	710	(32)

Other comprehensive income / (expense) net of tax	849	(123)

Total comprehensive income attributable to shareholders	1,341	570

6

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 June 2015 (unaudited)	31 March 2015 (audited)
Non-current assets
Equity accounted investees		256	280
Other financial assets		211	49
Property, plant and equipment		4,618	4,474
Intangible assets		5,111	4,952
Other assets		43	26
Deferred tax assets		382	372

Total non-current assets		10,621	10,153

Current assets
Cash and cash equivalents		2,021	3,208
Short term deposits		1,237	1,055
Trade receivables		907	1,112
Other financial assets	5	300	214
Inventories	6	2,993	2,416
Other current assets	7	407	396
Current tax assets		19	9

Total current assets		7,884	8,410

Total assets		18,505	18,563

Current liabilities
Accounts payable		4,792	5,450
Short term borrowings	13	156	156
Other financial liabilities	10	669	923
Provisions	11	465	485
Other current liabilities	12	338	374
Current tax liabilities		69	69

Total current liabilities		6,489	7,457

Non-current liabilities
Long term debt	13	2,290	2,381
Other financial liabilities	10	432	842
Provisions	11	636	639
Retirement benefit obligation	16	768	887
Other non-current liabilities		126	118
Deferred tax liabilities		533	199

Total non-current liabilities		4,785	5,066

Total liabilities		11,274	12,523

Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	14	5,563	4,372

Equity attributable to shareholders		7,231	6,040

Total liabilities and equity		18,505	18,563

These condensed consolidated interim financial statements were approved by the board of directors.

Company registered number: 6477691

7

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2015 (audited)	1,501	167	4,372	6,040
Profit for the period	—	—	492	492
Other comprehensive expense for the period	—	—	849	849

Total comprehensive income	—	—	1,341	1,341

Dividend paid	—	—	(150)	(150)

Balance at 30 June 2015 (unaudited)	1,501	167	5,563	7,231

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2014 (audited)	1,501	167	4,196	5,864
Profit for the period	—	—	693	693
Other comprehensive expense for the period	—	—	(123)	(123)

Total comprehensive income	—	—	570	570

Dividend paid	—	—	(150)	(150)

Balance at 30 June 2014 (unaudited)	1,501	167	4,616	6,284

8

Condensed Consolidated Cash Flow Statement

For the three months ended 30 June 2015 (unaudited)

	Three months ended
(£ millions)	30 June 2015 (unaudited)	30 June 2014 (unaudited)
Cash flows from operating activities
Profit for the period	492	693
Adjustments for:
Depreciation and amortisation	318	234
Loss on sale of assets	3	1
Foreign exchange gain on loans	(98)	(27)
Income tax expense	146	231
Finance expense (net)	18	4
Finance income	(10)	(11)
Foreign exchange gain on derivatives	(72)	(24)
Foreign exchange loss / (gain) on short term deposits	18	(9)
Share of loss from equity accounted investees	6	6
Other non-cash adjustments	1	—

Cash flows from operating activities before changes in assets and liabilities	822	1,098

Trade receivables	206	23
Other financial assets	(2)	(12)
Other current assets	(12)	(34)
Inventories	(578)	46
Other non-current assets	(6)	—
Accounts payable	(552)	(414)
Other current liabilities	(36)	(67)
Other financial liabilities	59	(11)
Other non-current liabilities and retirement benefit obligations	63	46
Provisions	(28)	46

Cash generated from operations	(64)	721

Income tax paid	(57)	(101)

Net cash generated from operating activities	(121)	620

Cash flows used in investing activities
Investment in joint ventures	—	(72)
Movements in other restricted deposits	4	2
Investment in short term deposits	(808)	(716)
Redemption of short term deposits	609	491
Movements in short term deposits	(199)	(225)
Purchases of property, plant and equipment	(349)	(288)
Cash paid for intangible assets	(363)	(269)
Finance income received	11	12

Net cash used in investing activities	(896)	(840)

Cash flows from financing activities
Finance expenses and fees paid	(25)	(26)
Proceeds from issuance of short term borrowings	6	9
Repayment of short term borrowings	—	(4)
Payments of lease obligations	(1)	(1)
Dividends paid	(150)	(150)

Net cash used in financing activities	(170)	(172)

Net change in cash and cash equivalents	(1,187)	(392)
Cash and cash equivalents at beginning of period	3,208	2,260

Cash and cash equivalents at end of period	2,021	1,868

9

Notes (forming part of the condensed consolidated financial statements)

1	Accounting policies

Basis of preparation

The information for the three months ended 30 June 2015 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘‘Interim Financial Reporting” under IFRS as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instrument valuations are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in the annual consolidated financial statements for the year ended 31 March 2015.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2015, which were prepared in accordance with IFRS as adopted by the EU. There were no difference between those financial statements and the financial statements for the group prepared under IFRS as adopted by the International Accounting Standards Board.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibilities section of the group’s annual report for the year ended 31 March 2015.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2015, as described in those financial statements.

2	Research and development

	Three months ended
(£ millions)	30 June 2015 (unaudited)	30 June 2014 (unaudited)
Total research and development costs incurred	379	326
Research and development expensed	(64)	(53)

Development costs capitalised	315	273

Interest capitalised	20	30
Research and development expenditure credit	(18)	(13)

Total internally developed intangible additions	317	290

3	Finance income and expense

Recognised in net income

	Three months ended
(£ millions)	30 June 2015 (unaudited)	30 June 2014 (unaudited)
Finance income	10	11

Total finance income	10	11

Total interest expense on financial liabilities measured at amortised cost	(34)	(38)
Unwind of discount on provisions	(5)	4
Interest capitalised	21	30

Total finance expense (net)	(18)	(4)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 4.6% (three months ended 30 June 2014: 6.1%).

10

Notes (continued)

4	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

As at (£ millions)	30 June 2015 (unaudited)	31 March 2015 (audited)
At beginning of period	11	8
Change in allowance during the period	—	3
Written off	(1)	—

At end of period	10	11

5	Other financial assets - current

As at (£ millions)	30 June 2015 (unaudited)	31 March 2015 (audited)
Advances and other receivables recoverable in cash	13	19
Derivative financial instruments	259	176
Accrued income	14	5
Other	14	14

Total current other financial assets	300	214

6	Inventories

As at (£ millions)	30 June 2015 (unaudited)	31 March 2015 (audited)
Raw materials and consumables	80	80
Work in progress	333	298
Finished goods	2,580	2,038

Total inventories	2,993	2,416

7	Other current assets

As at (£ millions)	30 June 2015 (unaudited)	31 March 2015 (audited)
Recoverable VAT	216	221
Prepaid expenses	123	106
Other	68	69

Total current other assets	407	396

8	Taxation

Recognised in the income statement

The income tax for the 3 month periods ended 30 June 2015 and 30 June 2014 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

9	Capital expenditure

Capital expenditure in the period was £286 million (3 month period to 30 June 2014: £243 million) on fixed assets and £351 million (3 month period to 30 June 2014: £298 million) was capitalised as intangible engineering assets (excluding the R&D tax credit). There were no impairments, material disposals or changes in use of assets.

11

Notes (continued)

10	Other financial liabilities

As at (£ millions)	30 June 2015 (unaudited)	31 March 2015 (audited)
Current
Finance lease obligations	5	4
Interest accrued	32	25
Derivative financial instruments	396	697
Liability for vehicles sold under a repurchase arrangement	236	197

	669	923

Non-current
Finance lease obligations	7	9
Derivative financial instruments	424	832
Other payables	1	1

	432	842

11	Provisions

As at (£ millions)	30 June 2015 (unaudited)	31 March 2015 (audited)
Current
Product warranty	396	426
Legal and product liability	60	50
Provisions for residual risk	5	4
Provision for environmental liability	4	5

Total current provisions	465	485

Non-current
Product warranty	590	585
Provision for residual risk	15	16
Provision for environmental liability	26	26
Other employee benefits obligations	5	12

Total non-current provisions	636	639

(£ millions)	Three months ended 30 June 2015 (unaudited)	Year ended 31 March 2015 (audited)
Product warranty
Opening balance	1,011	881
Provision made during the period	83	543
Provision used during the period	(110)	(411)
Impact of discounting	5	17
Foreign currency translation	(3)	(19)

Closing balance	986	1,011

Legal and product liability
Opening balance	50	49
Provision made during the period	15	18
Provision used during the period	(4)	(17)
Foreign currency translation	(1)	—

Closing balance	60	50

12

Notes (continued)

11	Provisions (continued)

(£ millions)	Three months ended 30 June 2015 (unaudited)	Year ended 31 March 2015 (audited)
Residual risk
Opening balance	20	15
Provision made during the period	1	5
Provision used during the period	(2)	—
Foreign currency translation	1	—

Closing balance	20	20

Environmental liability
Opening balance	31	21
Provision made during the period	—	10
Provision used during the period	(1)	—

Closing balance	30	31

Product warranty provision

The group offers warranty cover in respect of manufacturing defects, which become apparent within a year and up to five years after purchase, dependent on the market in which the purchase occurred.

Legal and product liability provision

A legal and product liability provision is maintained in respect of known litigation which impacts the group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases and personal injury claims.

Residual risk provision

In certain markets, the group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental risk provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

12	Other current liabilities

As at (£ millions)	30 June 2015 (unaudited)	31 March 2015 (audited)
Liabilities for advances received	161	183
Deferred revenue	58	54
VAT	69	88
Others	50	49

Total current other liabilities	338	374

13

Notes (continued)

13	Interest bearing loans and borrowings

As at (£ millions)	30 June 2015 (unaudited)	31 March 2015 (audited)
Short term borrowings
Bank loans	156	156

Short term borrowings	156	156

Long term borrowings
EURO MTF listed debt	2,290	2,381

Long term borrowings	2,290	2,381

Finance lease obligations	12	13

Total debt	2,458	2,550

14	Other reserves

The movement of reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2015 (audited)	(362)	(910)	5,644	4,372
Profit for the period	—	—	492	492
Remeasurement of defined benefit obligation	—	—	174	174
Gain on effective cash flow hedges	—	805	—	805
Currency translation differences	(16)	—	—	(16)
Income tax related to items recognised in other comprehensive income	—	(161)	(35)	(196)
Cash flow hedges reclassified to foreign exchange in profit or loss	—	103	—	103
Income tax related to items reclassified to profit or loss	—	(21)	—	(21)
Dividend paid	—	—	(150)	(150)

Balance at 30 June 2015 (unaudited)	(378)	(184)	6,125	5,563

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2014 (audited)	(383)	539	4,040	4,196
Profit for the period	—	—	693	693
Remeasurement of defined benefit obligation	—	—	(114)	(114)
Gain on effective cash flow hedges	—	63	—	63
Currency translation differences	(11)	—	—	(11)
Income tax related to items recognised in other comprehensive income	—	(14)	23	9
Cash flow hedges reclassified to foreign exchange in profit or loss	—	(89)	—	(89)
Income tax related to items reclassified to profit or loss	—	19	—	19
Dividend paid	—	—	(150)	(150)

Balance at 30 June 2014 (unaudited)	(394)	518	4,492	4,616

14

Notes (continued)

15	Dividends

During the three months ended 30 June 2015, an ordinary share dividend of £150 million was proposed and paid (three months to 30 June 2014: £150 million).

16	Employee benefits

Jaguar Land Rover Limited has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited and overseas subsidiaries which operate defined benefit pension plans.

(£ millions)	Three months ended 30 June 2015 (unaudited)	Year ended 31 March 2015 (audited)
Change in defined benefit obligation
Defined benefit obligation, beginning of the period	7,883	6,053
Service cost	56	168
Interest cost	66	274
Actuarial (gains) / losses arising from:
- Changes in demographic assumptions	—	(20)
- Changes in financial assumptions	(512)	1,454
- Experience adjustments	—	101
Prior service costs	—	1
Foreign currency translation	(2)	—
Member contributions	—	2
Benefits paid	(38)	(149)
Other adjustments	—	(1)

Defined benefit obligation at end of period	7,453	7,883

Change in plan assets
Fair value of plan assets at beginning of the period	6,997	5,382
Interest income	58	246
Remeasurement (loss) / gain on the return of plan assets, excluding amounts included in interest income	(338)	1,178
Administrative expenses	(2)	(8)
Foreign currency translation	(1)	1
Employer’s contributions	10	346
Members contributions	—	2
Benefits paid	(38)	(149)
Other adjustments	—	(1)

Fair value of plan assets at end of period	6,686	6,997

Amount recognised in the balance sheet consist of
Present value of defined benefit obligations	(7,453)	(7,883)
Fair value of plan assets	6,686	6,997
Restriction on asset and onerous obligation	(1)	(1)

Net liability	(768)	(887)

Non-current liabilities	(768)	(887)

15

Notes (continued)

16	Employee benefits (Continued)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

(£ millions)	Three months ended 30 June 2015 (unaudited)	Year ended 31 March 2015 (audited)
Discount rate	3.8	3.4
Expected rate of increase in compensation level of covered employees	3.8	3.6
Inflation increase	3.3	3.1

For the valuation at 30 June 2015 and 31 March 2015, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115 percent has been used for the Jaguar Pension Plan, 110 percent for the Land Rover Pension Scheme, and 105 percent for males and 90 percent for females for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2014) projections and an allowance for long-term improvements of 1.25 percent per annum.

17	Commitments and contingencies

In the normal course of business, the group faces claims and assertions by various parties. The group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the group provides a disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the group’s financial condition, results of operations, or cash flows.

Litigation

The group is involved in legal proceedings, both as plaintiff and as defendant and there are claims of £9 million (31 March 2015: £11 million) against the company which management have not recognised as they are not considered probable. The majority of these claims pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the group or its dealers.

Other taxes and dues

The Group had no significant tax matters in dispute at 30 June 2015 or 31 March 2015 where a potential loss was considered possible.

During the year ended 31 March 2015 the Group’s Brazilian subsidiary received a demand for £35 million in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The matter is currently being contested before the Brazilian appellate authorities. Professional legal opinions obtained in Brazil fully support that the basis of the tax authority’s assertion is incorrect and, as a result, the likelihood of any settlement ultimately having to be made is considered remote.

Commitments

The group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £853 million (31 March 2015: £814 million).

The group has entered into various contracts with vendors and contractors which include obligations aggregating £635 million (31 March 2015: £642 million) to purchase minimum or fixed quantities of material.

Inventory of £Nil (31 March 2015: £Nil) and trade receivables with a carrying amount of £156 million (31 March 2015: £156 million) and property, plant and equipment with a carrying amount of £Nil (31 March 2015: £Nil) and restricted cash with a carrying amount of £Nil (31 March 2015: £Nil) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £Nil (31 March 2015: £Nil).

16

Notes (continued)

18	Capital Management

The group’s objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The group’s policy is to borrow primarily through capital market debt issues to meet anticipated funding requirements and maintain sufficient liquidity. The group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to group policies approved by the Board and is monitored by various metrics such as debt to Adjusted EBITDA and Adjusted EBITDA to interest ratios, as per the debt covenants and rating agency guidance. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

The following table summarises the capital of the group:

As at (£ millions)	30 June 2015 (unaudited)	31 March 2015 (unaudited)
Short term debt	161	160
Long term debt	2,297	2,390

Total debt*	2,458	2,550

Equity	7,231	6,040

Total capital (debt and equity)	9,689	8,590

*	Total debt includes finance lease obligations of £12 million (31 March 2015: £13 million).

19	Related party transactions

The group’s related parties principally consist of Tata Sons Ltd., subsidiaries, associates and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent company), subsidiaries, associates and joint ventures of Tata Motors Limited. The group routinely enters into transactions with these related parties in the ordinary course of business including transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with the group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

		2015			2014
		(unaudited)			(unaudited)
Three months ended 30 June (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries and joint ventures	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries and joint ventures
Sale of products	80	—	11	—	—	17
Purchase of goods	—	—	18	—	—	—
Services received	2	41	24	2	21	11
Services rendered	9	—	—	10	—	—
Trade and other receivables	55	—	28	18	—	18
Accounts payable	—	—	27	—	12	15
Dividend paid	—	—	150	—	—	150

Compensation of key management personnel

Three months ended 30 June (£ millions)	2015 (unaudited)	2014 (unaudited)
Key management personnel remuneration	4	6

17

Notes (continued)

20	Subsequent events

Effective 29 July 2015, the Company refinanced its revolving credit facility. The existing £1,485 million unsecured facility (£371 million maturing in July 2016 and £1,114 million maturing in July 2018) was cancelled and simultaneously replaced by a new £1,800 million unsecured revolving credit facility (“RCF”) maturing in July 2020.

18

JAGUAR LAND ROVER
Jaguar Land Rover Results
For the quarter ended 30 June 2015
7 August 2015

JAGUAR LAND ROVER
Disclaimer
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.
Q1 FY16 represents the 3 month period from 1 April 2015 to 30 June 2015
Q1 FY15 represents the 3 month period from 1 April 2014 to 30 June 2014
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
Retail sales volume data includes sales from unconsolidated Chinese joint venture, wholesale volume data excludes sales from Chery JLR, consistent with revenue basis.
2

JAGUAR LAND ROVER
Participants
Kenneth Gregor
CFO, Jaguar Land Rover
Bennett Birgbauer
Treasurer, Jaguar Land Rover
C. Ramakrishnan
Group CFO, Tata Motors
3

JAGUAR LAND ROVER
Agenda
Key topics
Financial performance
New products and other developments
Closing Q&A
Page

5

15
19

4

JAGUAR LAND ROVER
Solid FY16 profits
Lower than very strong quarter a year ago on weaker China sales
Retail volumes 114,905, down slightly (0.6)%, with Land Rover up 0.8% and Jaguar down (7.4)%
Revenue £5,002m, down £351m
EBITDA £821m and PBT £638m, down £266m and £286m respectively
Solid EBITDA margin of 16.4%
Free cash flow £(818)m driven by inventory build for XE and XF launch and from lower China sales
Cash and financial deposits £3.3bn and undrawn committed bank lines £1.5bn (recently increased to £1.8bn)
£150m dividend paid to Tata Motors in June 2015

JAGUAR LAND ROVER
Key financial metrics
Key metrics - IFRS
Quarter ended 30 June
(£ millions, unless stated) 2015 2014 Change
Retail volumes (‘000 units)* 114.9 115.6 (0.7)
Wholesale volumes (‘000 units)* 110.6 115.2 (4.6)
Revenues 5,002 5,353 (351)
EBITDA ** 821 1,087 (266)
EBITDA % 16.4% 20.3% (3.9 ppt)
Profit before tax 638 924 (286)
Profit after tax 492 693 (201)
Free cash flow (818) 5 (823)
Cash, Cash Equivalents and Financial Deposits 3,258 3,301 (43)
* Retail volume includes and wholesale volume excludes sales from unconsolidated Chinese joint venture
** EBITDA defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges but excludes the revaluation of foreign currency debt and unrealised FX and commodity hedges

JAGUAR LAND ROVER
Q1 FY16 financial performance detail
Land Rover retail volumes of 96.8k units, up 0.8% - Range Rover, Range Rover Sport and Discovery up, as well as Discovery Sport up on the discontinued Freelander.
Jaguar retail volumes of 18.1k, down (7.4)% - XF and XJ down ahead of all new XF and refreshed XJ, on sale in Q2 FY16. Also discontinued XK. Partially offset by retail sales of the XE since May.
EBITDA of £821m (16.4% margin), down £266m from very strong Q1 FY15 primarily reflecting:
- Lower wholesale volumes and less favourable market mix due to lower China sales
- Less favourable model mix
– Offset partially by receipt of £62m local market incentive
PBT of £638m, down £286m reflecting:
- Lower EBITDA
– Higher depreciation and amortisation
– Favourable revaluation of foreign currency debt and mark to market of unrealised hedges not eligible for hedge accounting under IAS 39
PAT of £492m, down £201m reflecting an effective tax rate of 22.9%

JAGUAR LAND ROVER
Quarterly retail volumes by geography
Total retail sales of 114.9k down (0.6)% overall*
UK
Up 20.5%
18.9
14.5
4.3
Q1FY15
22.8
17.8
4.9
Q1FY16
North America
Up 12.9%
18.5
14.5
4.0
Q1FY15
20.9
17.1
3.9
Q1FY16
China
Down (33.4)%
32.9
27.0
5.9
Q1FY15
21.9
18.7
3.2
Q1FY16
Jun FY16
Overseas,
17.8%
Europe (ex. Russia),
25.1%
UK, 20%
North America, 18%
China Region,
19.1%
Europe
Up 27.7%
22.6
20.2
2.4
Q1FY15
28.9
25.3
3.5
Q1FY16
All other markets
Down (9.8)%
22.6
19.8
2.9
Q1FY15
20.4
17.8
2.6
Q1FY16
114,905 Units
Jun FY15
Overseas,
19.6%
Europe (ex. Russia),
19.6%
China Region,
28.5%
North America, 16%
UK, 16%
115,596 Units
Land Rover
Jaguar
Units in ‘000’s.
* Retail sales volumes include sales from unconsolidated Chinese joint venture.

JAGUAR LAND ROVER
Quarterly retail volumes by carline
Total retail sales of 114.9k down (0.6)% overall*
Jaguar - Q1FY15 vs Q1FY16
Down (7.4)%
F-TYPE
XK
XJ
XF
XE
0.9
19.6
3.3
4.4
10.9
Q1FY15
0.1
18.1
3.2
3.1
8.8
2.9
Q1FY16
Land Rover - Q1FY15 vs Q1FY16
Up 0.8%
96.0
12.7
20.6
32.2
10.3
-
16.2
4.0
Q1FY15
0.2
96.8
14.7
21.1
27.4
11.1
17.0
5.4
Q1FY16
Range Rover
Range Rover Sport
Range Rover Evoque
Discovery
Discovery Sport
Freelander
Defender
Units in ‘000’s.
* Retail sales volumes include sales from unconsolidated Chinese joint venture.

Market focus JAGUAR LAND ROVER
China
Market Challenges
As previously indicated, economic conditions in China has become more mixed and we have expected a certain “normalization” of the automotive market, which gathered pace in the last quarter with the industry down (3.4)% year on year in June. JLR sales were down more than the industry as a whole due to a number of factors including:
Slower sales ramp up of new Evoque produced in the China JV combined with start-up of the new integrated Marketing Sales and Service organisation.
Run out of the Freelander and launch of the new Discovery Sport, with the latter’s import volume carefully managed to ensure a smooth transition to it being produced in China toward the end of 2015.
Run out of XF and the XJ in advance of the all new XF and 16MY XJ coming soon, while XE sales only start in September.
Response
JLR has been discussing these issues with our dealer and JV partners and the following actions are being taken:
Production and sales targets have been re-aligned to reflect the slowing market and JLR model transition issues to ensure supply and demand are kept in balance.
5-6% average price re-alignment on JV Evoque and realigned pricing for the launch of the new Jaguar XE.
Changes in the Integrated Marketing, Sales and Service organisation, including new experienced senior management.
Shorter payment terms for marketing payments to dealers.
Outlook
JLR Believes China will continue to be a growing market for premium vehicles and JLR – it is the largest car market in the world with a growing GDP and increasingly affluent consumers who will aspire to own premium vehicles.
JLR expects to increase it’s share in the market with new JLR model launches including the XE, all new XF, 16MY XJ, the New F-PACE, and more products to come.

Other Market focus JAGUAR LAND ROVER
Strong performance over the quarter
JLR retail sales excluding China were up 12.5% compared to Q1 FY15, with strong growth in Europe, UK and North America, reflecting strong Range Rover and Range Rover Sport sales and ramp up of the Discovery Sport and Jaguar XE.
Europe
JLR sales were up 27.7%, outperforming industry growth of 7.5%. Notably the key markets of France, Germany, Italy and Spain all reported strong growth, up 46.8%, 25.7%, 29.2% and 45.7% respectively. As well as strong performance of the Range Rover (+17.2%) and Range Rover Sport (+7.4%) this quarter saw the introduction of the Discovery Sport and Jaguar XE, contributing 5,078 and 1,405 units respectively.
UK
JLR delivered 20.5% growth, beating market growth of 12.9%, with Range Rover up 35.9% the Range Rover Sport up 27.3%, and the Discovery Sport and Jaguar XE posting 4,381 and 1,415 retail sales respectively.
North America
For North America, JLR sales were up 12.9% with US up 12.7% against the market (+3.4%). As well as strong sales of the Range Rover (+39.9%) the quarter also saw very strong sales of the Discovery (+143.4%), and the Discovery Sport sold 996 units. The Jaguar XE is expected to do well when it is introduced in the market with petrol engines in 2016.
Other Markets
All Other Markets were down 9.8%, primarily reflecting weaker Russia sales (down 50.8%) given well documented issues but, on a positive note MENA sales picked up 17% and South Korea posted strong performance in a challenging environment (up 45.2%).

Income Statement JAGUAR LAND ROVER
Consolidated income statement - IFRS
Quarter ended 30 June
(£ millions, unless stated) 2015 2014 Change
Revenues 5,002 5,353 (351)
Material and other cost of sales (2,906) (3,299) 393
Employee costs (552) (429) (123)
Other (expense) /Income(1) (1,038) (811) (227)
Product development costs capitalised 315 273 42
EBITDA 821 1,087 (266)
Depreciation and amortisation (318) (234) (84)
Debt/unrealised hedges MTM(2) 149 70 79
Net finance (expense) / income and other(3) (14) 1 (15)
Profit before tax 638 924 (286)
Income tax expense (146) (231) 85
Profit after tax 492 693 (201)
1) Includes mark to market of current assets and liabilities and realised gains/losses on matured FX and commodity hedges
2) Includes mark to market of unrealised FX options (time value) and commodity hedges and revaluation of foreign currency debt
3) Includes start-up costs for the China JV

Cash flow JAGUAR LAND ROVER
Higher inventories for XE and XF launch and slower sales in China
Consolidated cash flow - IFRS
Quarter ended 30 June
(£ millions, unless stated) 2015 2014 Change
EBITDA 821 1,087 (266)
Working capital changes (886) (377) (509)
Tax paid (57) (101) 44
Other 1 11 (10)
Cash flow from operations (121) 620 (741)
Investment in fixed and intangible assets (712) (629) (83)
Other (including finance income) 15 14 1
Free cash flow (818) 5 (823)
Changes in debt 5 4 1
Finance expenses and fees (25) (26) 1
Dividends paid (150) (150) —
Net change in cash & financial deposits (988) (167) (821)

Solid financing structure JAGUAR LAND ROVER
Key financial indicators - IFRS
(£ millions, unless stated) June 2015 June 2014 Change
Cash and cash equivalents 2,021 1,868 153
Financial deposits 1,237 1,433 (196)
Cash and financial deposits 3,258 3,301 (43)
Long term undrawn credit facilities 1,485 1,325 160
Total liquidity 4,743 4,626 117
Total equity 7,231 6,284 947
Total debt (2,458) (2,006) (452)
Net cash 800 1,295 (495)
Total debt/EBITDA1 0.6x 0.5x (0.1)x
Total debt/equity 0.3x 0.3x 0.0x
On 29th July 2015, JLR completed a refinancing of 1.5bn committed unsecured lines increased to 1.8bn all for 5 years maturing in 2020 with new documentation reflecting recent bond issues
1 EBITDA stated on a rolling 12 month basis

Agenda JAGUAR LAND ROVER
Key topics
Financial performance
New products and other developments
Closing Q&A
Page
5
15
19

Exciting upcoming products JAGUAR LAND ROVER
Evoque 2016MY – goes on sale Q2 2015
XJ 2016MY – goes on sale Autumn 2015
Jaguar XF – goes on sale Q2 2015

The new Jaguar F-PACE JAGUAR LAND ROVER
Performance crossover on sale in 2016

Looking Ahead JAGUAR LAND ROVER
Solid profitability in Q1 FY16, despite weaker China market
Jaguar Land Rover remains focused on:
Building on the successful launches of the new Discovery Sport and the new Jaguar XE.
Launching the all new Jaguar XF and Range Rover Evoque in Q2 FY16, the 16 Model Year Jaguar XJ in Autumn this year and the Jaguar F-PACE and Evoque Convertible by Q4 FY16.
These new products are expected to drive significant volume growth in 2015/16 although, as previously indicated, EBITDA margins are expected to be lower than the high levels in 2014/15 reflecting model mix and launch costs associated with new products, launch and reporting effects of the China JV and more mixed economic conditions particularly in China.
JLR plans to continue to execute its successful growth strategy, investing in more new products, powertrains, technologies and manufacturing capacity in the UK and overseas, which is expected to continue to deliver profitable growth.
Generating strong operating cash flow to support our continuing investment in the Business estimated at £3.5bn or more in FY16.

Agenda JAGUAR LAND ROVER
Key topics
Financial performance
New products and other developments
Closing Q&A
Page

5

15
19

JAGUAR LAND ROVER
Q&A
Kenneth Gregor
CFO, Jaguar Land Rover

JAGUAR LAND ROVER
Thank You
Kenneth Gregor
CFO, Jaguar Land Rover
C. Ramakrishnan
Group CFO, Tata Motors
Bennett Birgbauer
Treasurer, Jaguar Land Rover
Jaguar Land Rover Investor Relations
investor@jaguarlandrover.com
Tata Motors Investor Relations
Ir_tml@tatamotors.com
Jaguar Land Rover
Abbey Road, Whitley, Coventry
CV3 4LF
Jaguarlandrover.com

JAGUAR LAND ROVER
LAND SOLIHULL ENGLAND
1948-2015 ROVER
No 2,000,000
Additional slides

Quarterly wholesale volumes by carline JAGUAR LAND ROVER
Wholesales of 110.6k down (3.9)% overall
Jaguar - Q1FY15 vs Q1FY16
Up 8.3%
1.2 19.6 3.8 4.3 10.3 Q1FY15
0.1 21.2 3.8 3.2 8.9 5.3 Q1FY16
F-TYPE
XK
XJ
XF
XE
Land Rover - Q1FY15 vs Q1FY16
Down (6.4)%
95.6 13.8 19.6 31.6 10.2 - 16.3 4.0 Q1FY15
0.5 89.4 13.7 19.6 22.8 10.4 16.4 6.0
Q1FY16
Range Rover
Range Rover Sport
Range Rover Evoque
Discovery
Discovery Sport
Freelander
Defender
Units in ‘000’s.
*Wholesale volumes exclude sales from unconsolidated Chinese joint venture.

Quarterly wholesale volumes by geography JAGUAR LAND ROVER
Wholesales of 110.6k down (3.9)% overall
UK
Up 15.5%
18.3 14.2 4.1 Q1FY15
21.2 14.5 6.6 Q1FY16
North America
Up 22.2%
18.1 14.7 3.4 Q1FY15
22.1 17.5 4.6 Q1FY16
China
Down (53.0)%
34.0 27.2 6.8 Q1FY15
16.0 13.4 2.6 Q1FY16
Jun FY16
Overseas, 17%
Europe (ex. Russia), 29%
China Region, 14%
North America, 20%
UK, 19%
110,648 Units
Europe
Up 53.8%
20.9 18.6 2.3 Q1FY15
32.1 27.3 4.8
Q1FY16
All other markets
Down (19.1)%
23.8 20.9 2.9
Q1FY15
19.3 16.7 2.6
Q1FY16
Jun FY15
Overseas, 21%
Europe (ex. Russia), 18%
China Region, 30%
North America, 16%
UK, 16%
115,156 Units
Land Rover Jaguar Units in ‘000’s.
*Wholesale volumes exclude sales from unconsolidated Chinese joint venture.

Product and other investments JAGUAR LAND ROVER
Key financial indicators - IFRS
Quarter ended 30 June
(£ millions, unless stated) 2015 2014 Change
R&D expense
Capitalised 315 273 42
Expensed 64 53 11
Total R&D expense 379 326 53
Investment in tangible and other intangible assets 397 356 41
Total product and other investment 776 682 94
Of which capitalised 712 629 83
25